SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the

                       Securities and Exchange Act of 1934

                        For Year ended December 31, 1998

A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                        CRANE CO UNION EMPLOYEES SAVINGS

                     AND INVESTMENT PLAN (FORMERLY THE MARK

                      CONTROLS 401(K) SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.

                            100 First Stamford Place

                           Stamford, Connecticut 06902


 CRANE CO UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN (FORMERLY THE MARK
 CONTROLS 401(K) SAVINGS PLAN
------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                       Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
                 as of December 31, 1998 and 1997                        2

Statements of Changes in Net Assets Available for Benefits
                 for the Years ended December 31, 1998 and 1997          3

Notes to Financial Statements                                            4

Exhibit 23.1 - Consent of Independent Auditors                          10


INDEPENDENT AUDITORS' REPORT

Crane Co. Union Employees Savings and Investment Plan (Formerly the Mark Controls 401(k) Savings Plan):

We have audited the accompanying statements of net assets available for benefits of the Crane Co. Union Employees Savings and Investment Plan Formerly the Mark Controls 401(k) Savings Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Stamford, Connecticut
August 20, 1999

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN (FORMERLY THE MARK CONTROLS 401(K) SAVINGS PLAN)
------------------------------------------------------------------------


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1998 AND 1997

                                                                         1998                1997
                                                                       --------            --------
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves - Prime Portfolio                       $130,827            $118,819
Vanguard Retirement Savings Trust                                        85,638              59,924
Vanguard/Windsor II                                                      97,588              83,381
Crane Co. Stock Fund                                                     57,317              18,981
Vanguard/Wellington Fund                                                277,577             212,444
Vanguard/Morgan Growth Fund                                               1,748                 -
Vanguard Fixed Income Securities-Long-Term Corporate Portfolio            3,273                 -
Vanguard Index Trust - 500 Portfolio                                      8,320                 -
Vanguard/PRIMECAP Fund                                                    4,054                 -
Loan Fund                                                                24,074              21,895
                                                                        -------             -------
                     Total investments                                  690,416             515,444
                                                                        -------             -------

RECEIVABLES:

Company contributions                                                     3,976                 -
Employee contributions                                                   10,181               9,189
Interest and dividends                                                      -                 1,953
                                                                       --------            --------
                     Total receivables                                   14,157              11,142
                                                                       --------            --------

NET ASSETS AVAILABLE FOR BENEFITS                                      $704,573            $526,586
                                                                       ========            ========

See notes to financial statements.


CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN (FORMERLY THE MARK CONTROLS 401(K) SAVINGS PLAN)
------------------------------------------------------------------------



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

                                                                         1998                 1997
                                                                       --------             --------
CONTRIBUTIONS:
Employee                                                               $133,393             $97,378
Crane Co.                                                                21,451                 -
                                                                       --------             -------
    Total contributions                                                 154,844              97,378
                                                                       --------             -------

EARNINGS ON INVESTMENTS:
Interest and dividends                                                   53,154              36,276
Net appreciation in fair value of investments                             2,359              33,489
                                                                         ------              ------
    Total earnings on investments                                        55,513              69,765
                                                                         ------              ------

DISTRIBUTIONS TO PARTICIPANTS                                           (28,955)            (15,448)
ADMINISTRATIVE AND OTHER EXPENSES                                        (3,415)               (160)
                                                                        -------             -------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                        177,987             151,535

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                                      526,586             375,051
                                                                       --------            --------

NET ASSETS AVAILABLE FOR BENEFITS
 End of year                                                           $704,573            $526,586
                                                                       ========            ========

See notes to financial statements.


CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN (FORMERLY THE MARK CONTROLS 401(K) SAVINGS PLAN)
------------------------------------------------------------------------

Notes to Financial Statements for Years ended December 31, 1998 and 1997
------------------------------------------------------------------------
1.  DESCRIPTION OF THE PLAN

 The following is a brief description of the Crane Co. Union Employees Savings and Investment Plan (formerly the Mark Controls 401(k) Savings Plan) ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

    A. General - The Plan is a defined contribution plan covering certain United States bargaining employees Of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    B. Plan Amendments - The predecessor plan was The Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998 renaming the Plan to the Crane Co. Union Employees Savings and Investment Plan. Effective January 1, 1998 the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process.

    C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employee Retirement Income Security Act of 1974.

    D. Participation - Subject to certain conditions, U.S. union employees of Crane Washington; Powers Process (effective 1995); Dyrotech Industries (effective 1998) and Kemlite Company Inc. (effective 1998); are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

    E. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company matching benefits vary by Union group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,000 in 1998 and $9,500 in 1997.

    F. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund) are paid by the employer. In addition personnel and facilities of the employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

    G. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:


                  Years of Service                      Vested Interest
                  ----------------                      ---------------
         Less than 1 year                                    None
         1 year but fewer than 2                              20%
         2 years but fewer than 3                             40%
         3 years but fewer than 4                             60%
         4 years but fewer than 5                             80%
         5 years or more                                     100%


   Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

   H. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

   I. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Administrative Committee shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

   J. Tax Status - The Internal Revenue Service has determined and informed the Company by letter dated March 3, 1995 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   K. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

   L. Participant Loan Fund - Some participants (depending on negotiated union plan) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

   M. Investment Funds

  The Plan provides the following funds in which participants can elect to invest their Plan assets:

  Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 50 percent of approved foreign banks net assets in Eurodollar certificates of deposit issued by approved U.S.banks and Yankee obligations. The intent is to maintain a constant net asset value of $1.00 per share.

  Vanguard Retirement Savings Trust - Tax-exempt collective trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments. The intent is to maintain a constant net asset value of $1.00 per share. Plan assets in the Retirement Savings Trust are recorded at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately, 6% during both 1998 and 1997. The crediting interest rate was approximately 6% at December 31, 1998 and 1997. Fair value of Plan assets invested was $85,638 and $59,924 at December 31, 1998 and 1997, respectively. The fair value of the Trust's assets approximated contract value at December 31,1998 and 1997.

  Vanguard/Windsor II - A diversified portfolio of equity securities seeking to provide long-term growth of capital and income. Its secondary objective is to provide a reasonable level of current income.

  Crane Co. Stock Fund - Investments in the common stock of Crane Co.
  --------------------


  Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70 percent of net assets are allocated to equities and 30-40 percent to fixed income securities.

  Vanguard/Morgan   Growth  Portfolio  -  A  diversified   portfolio  of  equity
  securities seeking to provide long-term growth of capital; dividend income is incidental.

  Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

  Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective the portfolio is expected to provide long-term growth of capital and income as well as a reasonable level of current income.

  Vanguard/PRIMECAP Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

  The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

2. SUMMARY OF ACCOUNTING POLICIES

  The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. The financial statements of the Plan have been prepared using the accrual basis of accounting.

  Investment Valuation- Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund is valued at the quoted market price of the company. Participant loans are valued at cost, which approximates fair value.

B.  Below are the  investments  whose  fair value  individually  represented
    5 percent or more of the Plan's net assets as of December 31, 1998 and 1997:


                                                  1998                                   1997
                                ------------------------------------    --------------------------------------
                                     Shares/Units     Market Value         Shares/Units         Market Value
                                -------------------- ---------------    -------------------- -----------------

Vanguard Money Market
Reserves-Prime Portfolio                  130,827         $ 130,827             118,819          $ 118,819

Vanguard/Windsor II                         3,269            97,588               2,913             83,381

Vanguard Retirement Savings Trust          85,638            85,638              59,924             59,924

Vanguard/Wellington Fund                    9,457           277,577               7,214            212,444

Crane Co. Stock Fund                        1,272            57,317                 439             18,981


 C. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D. Distributions to Participants- Benefit payments are recorded when paid.

 E. General - The financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST

  The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Crane Co. and participants with loan balances.

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


           ADMINISTRATIVE COMMITTEE OF THE  CRANE CO. UNION EMPLOYEES
                       SAVINGS AND INVESTMENT PLAN


                              /s/   A. I. duPont
                                    ------------
                                    A. I. duPont

                              /s/   J. R. Packard
                                    -------------
                                    J. R. Packard

                              /s/   G. A. Dickoff
                                    -------------
                                    G. A. Dickoff


Stamford, CT
April 28, 2000

                                                                   Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement of Crane Co. on Form S-8 for the Crane Co. Union Employees Savings and Investment Plan (the "Plan") of our report dated August 20, 1999 appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 1998.


/s/  Deloitte & Touche LLP


Stamford, Connecticut
April 28, 2000